UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2023

Broad Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41212	86-3382967
(Commission File Number)	(IRS Employer Identification No.)

6208 Sandpebble Ct.,

Dallas, TX 75254

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (469) 951-3088

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Common Stock, par value $0.000001 per share, and one Right to acquire 1/10 of one share of Common Stock	BRACU	The Nasdaq Stock Market LLC
Common Stock included as part of the Units	BRAC	The Nasdaq Stock Market LLC
Rights included as part of the Units	BRACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed, on January 18, 2023, Broad Capital Acquisition Corp., a Delaware corporation (the “Company”), entered into a definitive Agreement and Plan of Merger and Business Combination Agreement (the “BCA”) with Openmarkets Group Pty Ltd, an Australian proprietary limited company (the “Target”), BMYG OMG Pty Ltd, an Australian proprietary limited company (the “Seller”), and Broad Capital LLC, a Delaware limited liability company, solely in its capacity as the Company’s sponsor (the “Indemnified Party Representative”), whereby through a series of transactions (the “Business Combination”), the Company will redomesticate to Australia and become a wholly-owned subsidiary of Broad Capital Acquisition Pty Ltd, an Australian limited company (the “Purchaser”), the Company will liquidate and transfer all assets and liabilities to the Purchaser, and the Seller will contribute all issued and outstanding equity securities of the Target to the Purchaser in exchange for 9,000,000 ordinary shares of the Purchaser (the “Purchaser Shares”), subject to adjustment as detailed in the BCA, on the closing date of the Business Combination (the “Closing”) and 2,000,000 additional Purchaser Shares subject to certain earnout conditions as detailed in the BCA.

On August 4, 2023, the Company, the Target, the Seller, the Indemnified Party Representative, and the Purchaser entered into that certain BCA Amendment No. 1 (the “Amendment”) to (i) decrease the number of Purchaser Shares to be issued to the Seller as consideration at the Closing from 9,000,000 to 7,000,000 due to an updated valuation of the Target; (ii) amend certain schedules to the BCA to reflect the updated valuation of the Target; (iii) make clarifying changes to certain representations and conditions to the Closing; and (iv) extend the Outside Date (as defined in the BCA) from June 30, 2023 to January 1, 2024. The Amendment was made effective as of August 1, 2023.

The foregoing description is only a summary of the Amendment and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Additional Information and Where to Find It

The Company has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC describing the Business Combination and other stockholder approval matters for the consideration of the Company’s stockholders (“Stockholder Approval Matters”), which Registration Statement contains a proxy statement/prospectus (“Proxy Statement/Prospectus”) that will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Business Combination and the other Stockholder Approval Matters and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination and the other Stockholder Approval Matters. The Company’s stockholders and other interested persons are advised to read the Registration Statement, the Proxy Statement/Prospectus, any amendments thereto, and other documents filed in connection with the Business Combination and the other Stockholder Approval Matters, as these materials will contain important information about the Company, the Target, the Business Combination, and the other Stockholder Approval Matters. The Proxy Statement/Prospectus and other relevant materials for the Business Combination and the other Stockholder Approval Matters will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and the other Stockholder Approval Matters. Stockholders can obtain copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Broad Capital Acquisition Corp., 6208 Sandpebble Ct., Dallas, TX 75254.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination or any related transactions and is not intended to and shall not constitute a solicitation of any vote of approval.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination and related matters. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Broad Capital Acquisition Corp., 6208 Sandpebble Ct., Dallas, TX 75254.

The Target and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Business Combination and related matters. A list of the names of such parties and information regarding their interests in the Business Combination and related matters is included in the Registration Statement.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” “anticipate,” “will likely result” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this Current Report on Form 8-K, including those regarding the terms of the Company’s proposed business combination with the Target, the Company’s ability to consummate the proposed transaction on the stated timeline, the benefits of the transaction, anticipated timing of the proposed business combination, and the combined company’s future performance relative to other similar companies, the combined company’s strategy, operations, growth plans and objectives of management, the growth of the Target’s business sector, the Target’s market expansion, and the combined company’s future products and services are forward-looking statements. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the respective management of the Company and the Target and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company or the Target. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of the Company is not obtained; failure to realize the anticipated benefits of the proposed business combination; risk relating to the uncertainty of the projected financial information with respect to the Target; the amount of redemption requests made by the Company’s stockholders and the impact of such requests on the cash needs of the combined company; the overall level of consumer demand for the Target’s products and services; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the ability to maintain the listing of the Company’s securities on NASDAQ; the Target’s ability to implement its business strategy; changes in governmental regulation, the Target’s exposure to litigation, claims, and other loss contingencies; disruptions and other impacts to the Target’s business; stability of the Target’s suppliers and customers, as well as consumer demand for its products and services; the impact that global climate change trends may have on the Target and its suppliers and customers; the Target’s ability to recruit and retain qualified personnel to deliver their services; any breaches of, or interruptions in, the Target’s information systems; fluctuations in foreign currency; and changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. The foregoing list of potential risks and uncertainties is not exhaustive. More information on potential factors that could affect the Company’s or the Target’s financial results is included from time to time in the Registration Statement and the Company’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the other documents the Company has filed, or will file, with the SEC, including the Proxy Statement/Prospectus that the Company has filed with the SEC in connection with the Company’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or the Company’s or the Target’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor the Target presently know, or that the Company and the Target currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and the Target’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Neither the Company nor the Target gives assurance that either the Company or the Target, or the combined company, will achieve its expectations. The Company and the Target anticipate that subsequent events and developments will cause their assessments to change. However, while the Company and the Target may elect to update these forward-looking statements at some point in the future, the Company and the Target specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s or the Target’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	BCA Amendment No. 1

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BROAD CAPITAL ACQUISITION CORP.

Date: August 10, 2023	By:	/s/ Johann Tse
Johann Tse Chief Executive Officer